Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation

and its subsidiaries

	Quarter ended			Nine months ended
(dollar amounts in millions)	Sept. 30, 2006	June 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005
Income from continuing operations before provision for income taxes	$325	$325	$272	$946	$1,034
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases and amortization of debt issuance costs	91	109	84	290	232
Total earnings (as defined), excluding interest on deposits	416	434	356	1,236	1,266
Interest on deposits	194	134	99	449	254
Total earnings (as defined)	$610	$568	$455	$1,685	$1,520

Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	4.53	4.01	4.23	4.26	5.47
Including interest on deposits	2.14	2.34	2.48	2.28	3.13